SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Full Year 2015 & Q4 2015 Earnings Presentation.

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March 4, 2016 Buenos Aires, Argentina Full Year 2015 Earnings Webcast

Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise. Disclaimer

Contents 2015 Highlights 2015 Financial Results 2015 Financial Situation Conclusions 1 3 4 5 Review of Operations 2

Revenues increased by 10% in Ps and decreased by 3.6% in USD driven by lower prices in dollars across most products Continued development of shale and tight opportunities Upstream production increased 3.0% to 576.7 KBOE/d Proven Reserves increased 1.2%; RRR was 107% 2015 Highlights Adj. EBITDA was up 14.8% in Ps and 0.8% in USD, maintaining margin around 30% Raised USD 2.1 billion in the international markets and maintained sound capital structure: Net Debt / EBITDA = 1.35x (in USD)

Contents 2015 Highlights 2015 Financial Results 2015 Financial Situation Conclusions 1 3 4 5 Review of Operations 2

The Company continued to deliver solid results; Revenues down 3.5% and Adj. EBITDA up by 0.8%; Operating Income affected by impairment. Revenues (1) (in millions of USD) Operating Income (1) (in millions of USD) Adj. EBITDA (1) (2) (in millions of USD) YPF financial statement values in IFRS converted to USD using average exchange rate. Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income gains (losses) on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings + Impairment charges. - 3.5% -24.5% +0.8% Review of Operations Results Expressed in US Dollars

Crude Oil Production (Kbbl/d) Natural Gas Production (Mm3/d) Review of Operations Production Total Production (Kboe/d) +2.1% +4.1% +3.0% Total production grew 3% with focus in natural gas. Operated production grew 7%.

Liquids (Mbbl) Natural Gas (Mboe) Review of Operations Reserves Total Hydrocarbon (Mboe) +0.6% +1.9% +1.2% Proven Reserves increased by 1.2%; tight and shale Reserves accounted for 11% of total P1 reserves. RRR: 107% RRR: 104% RRR: 110%

+2.9% Crude processed (kbbl/d) Domestic sales of refined products (Km3) +2% Review of Operations Downstream Performance +4% 0% Crude processing up 2.9% with 94% of capacity used. Sales of refined products grew 2% with gasoline growth of 3.6% and flat diesel volumes. +23%

Review of Operations Refined Products Demand Monthly Gasoline Sales (Km3) Monthly Diesel Sales (Km3) 56.8% Gasoline Market Share 2014 2015 57.7% + 3.6% Gasoline sales consistently above 2014; Diesel almost flat despite a difficult August. - 0.4% 58.5% Diesel Market Share 2014 2015 60.0%

Vaca Muerta: Total: 30,000 km2 YPF: 12,472 km2 Operator Next Steps for 2016 Gross Production (Boe/d) Review of Operations Shale Oil & Gas Developments Cost reduction initiatives for horizontal drilling: Usage of local natural sand New PAD design of 4 wells aligned to improve skidding capacity Batchdrilling and new technology for directional drilling Usage of new soluble plugs Labor efficiencies 424 Shale wells in production 173 Shale wells drilled in 2015 50.6 Kboe/d Q4 15 Shale Production

Total Gross Production (Mm3/d) Tight gas production in 2015 represented 12.1% of total gas production. Refers to the “Segmento 5” prospective area in Loma La Lata block. Review of Operations Tight Gas Developments Loma La Lata (121 km2 – 29,900 acres)(1) Objective: Lajas formation 100% YPF 26 wells drilled in 2015 (106 total wells drilled) Depth: 2,600 m to 2,800 m Rincón del Mangrullo (183 km2 - 45,200 acres) Objective: Mulichinco formation 50% YPF – 50% Petrolera Pampa 51 wells drilled in 2015 (89 total wells drilled) Depth: 1,600 m to 1,800 m Total Gross Production (Mm3/d)

Total Capex (2012-2016) MUSD +950 Project start-up in 2nd half 2016 Increase diesel production volumes by 10% Significantly reduce Argentina’s diesel imports Review of Operations Coke Project

Total Capex (2014-2017) MUSD +160(*) Project start-up in Q1 2016 (Resin-coated sand plant start-up in 2017) Treatment capacity of 1 MTn/y and 0.2 MTn/y of resin-coated sand Replace sand imports reducing by +50% cost of sand (*) +80 MUSD already invested Review of Operations Sand Treating Facility for Hydraulic Stimulation

Review of Operations 2016 Upstream Activity Oultlook Focus on productivity and efficiencies Target of +15% reduction of unit opex Preventive procedure implementation in Neuquén province consisting of: Suspension of workers due to lower activity Workers affected receive 50% of their salaries Initiate a round-table discussion with unions to look for efficiencies and optimizations

Contents 2015 Highlights 2015 Financial Results 2015 Financial Situation Conclusions 1 3 4 5 Review of Operations 2

Revenues (millions of Ps) Adj.EBITDA (millions of Ps) (1) 2015 Financial Results Operating Income (millions of Ps) +10.0% +14.8% -16.0% Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings + Impairment. Revenues and Adj. EBITDA increased by 10% and 14.8% respectively, Operating Income dropped 16%.

(In million of Ps) 2015 Financial Results Operating Income Operating Income reached Ps 16.6 billion during 2015, 16% below 2014, mostly driven by an increase in depreciation and impairment charge.

2015 Financial Results Upstream The Upstream business segment experienced a significant reduction in Operating Income, despite production increase. (In millions of Ps) (1) Others expenses include: + Ps 891 million of Purchases (including product stock variations), + Ps 817 million of Other expenses and + Ps 43 million of SG&A

2015 Financial Results Downstream Downstream Operating Income was down due to higher charge of Ps 1,485 million on crude oil and refined products stock write-down. In millions of Ps Includes product stock variations

Contents 2015 Highlights 2015 Financial Results 2015 Financial Situation Conclusions 1 3 4 5 Review of Operations 2

Includes effect of changes in exchange rates. Effective expenditures on fixed asset during the year. 2015 Financial Situation Operating Cash Flow down due to working capital build-ups; higher cash position despite currency devaluation. (1) (2) -10% Consolidated statement of cash flows (in millions of Ps) Cash flow from operations (in millions of Ps)

Peso denominated debt: 27% of total debt Financial debt amortization schedule (1) (2) (in millions of USD) Average interest rates of 7.55% in USD and 24.59% in pesos As of December 31, 2015, does not include consolidated companies Converted to USD using the December 31, 2015 exchange rate of Ps 13.0 to U.S.$1.00. Net debt to Adj. EBITDA calculated in USD, Net debt at period end exchange rate of Ps 13.0 to U.S. $1.0 and Adj. EBITDA at an average Ps 9.2 to U.S. $1.00; 6,956 / 5,171 = 1.35 2015 Financial Situation Average life of almost 4.5 years Debt profile highlights Net Debt / Adj.EBITDA (3) = 1.35x Account receivables with the public sector of Ps 13.9 billion, or USD 1.5 billion Leverage ratio inside target; extended average life of debt. Increase in account receivables with public sector.

Contents 2015 Highlights 2015 Financial Results 2015 Financial Situation Conclusions 1 3 4 5 Review of Operations 2

Conclusions Stock Performance Last Six Months Trading EBITDA Evolution (2013-2015) YPF stock traded in line with Brent oil price and peer group, despite significantly better performance.

Conclusions Bond Performance Yield To Maturity Net Debt / EBITDA YPF strong credit metrics are not reflected in YTM; also decoupled from Argentine sovereign rally. %

Conclusions 2016 20% / 25% Capex reduction Maintain target leverage ratio in USD at 1.5x (Net Debt / Adj. EBITDA); temporally exceeded during 2016 Focus on cost reduction opportunities Finalize our new coke project to increase diesel production by 10% Flat hydrocarbon production with focus in natural gas Adapt to a new business environment by: Improve Operating Cashflow Continue Vaca Muerta de-risking but at a slower pace

Full Year 2015 Earnings Webcast Questions and Answers

NUESTRA ENERGÍA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 4, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer

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